Exhibit 12

Principal Financial Group, Inc.

Computation of Earnings to Fixed Charges Ratio

The ratio of earnings to fixed charges is a measure of our ability to cover fixed costs with current period earnings. A high ratio indicates that earnings are sufficiently covering committed expenses. The following table sets forth, for the periods indicated, our ratios of: (1) earnings to fixed charges before interest credited on investment products and (2) earnings to fixed charges.

		For the six months
		ended June 30,		For the year ended December 31,
		2016	2015	2015	2014	2013	2012	2011
		(in millions)
1.	Income from continuing operations before income taxes	$839.7	$752.6	$1,430.8	$1,494.9	$1,124.0	$960.0	$872.8
2.	Interest expense	84.1	71.0	178.5	135.5	143.4	127.1	140.5
3.	Interest factor of rental expense	2.4	2.9	4.9	5.9	5.7	6.1	6.1
4.	Undistributed income from equity investees	(54.6)	(54.9)	(106.3)	(113.9)	(107.3)	(99.9)	(98.5)
5.	Earnings before interest credited on investment products	871.6	771.6	1,507.9	1,522.4	1,165.8	993.3	920.9
6.	Interest credited on investment products	84.5	79.3	152.0	189.6	256.6	366.3	442.4
7.	Earnings	$956.1	$850.9	$1,659.9	$1,712.0	$1,422.4	$1,359.6	$1,363.3

8.	Interest expense	$84.1	$71.0	$178.5	$135.5	$143.4	$127.1	$140.5
9.	Interest factor of rental expense	2.4	2.9	4.9	5.9	5.7	6.1	6.1
10.	Preferred stock dividends by registrant	—	16.5	16.5	33.0	33.0	33.0	33.0
11	Excess of redemption value over carrying value of preferred shares redeemed	—	8.2	8.2	—	—	—	—
12.	Fixed charges before interest credited on investment products	86.5	98.6	208.1	174.4	182.1	166.2	179.6
13.	Interest credited on investment products	84.5	79.3	152.0	189.6	256.6	366.3	442.4
14.	Fixed charges	$171.0	$177.9	$360.1	$364.0	$438.7	$532.5	$622.0

15.	Ratio of earnings to fixed charges before interest credited on investment products (Line item 5/Line item 12)	10.1	7.8	7.2	8.7	6.4	6.0	5.1

16.	Ratio of earnings to fixed charges (Line item 7/Line item 14)	5.6	4.8	4.6	4.7	3.2	2.6	2.2

144